FORM 12B-25/A


                                               COMMISSION FILE NUMBER: 19367
                                                         CUSIP NUMBER: 03072JAC9
                                                                       03072JAD7

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One) |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
            |_| Form N-SAR


For Period Ended: December 25, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


For the Transition Period Ended:  ___________________________________________


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1-REGISTRANT INFORMATION

         AmeriServe Food Distribution, Inc.
         15305 Dallas Parkway
         Addison, TX  75001


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PART II-RULES 12B-25(B) AND  (C)

By this filing, the registrant amends the date by which Form 10-K will be filed.

PART III-NARRATIVE

In connection with AmeriServe's filing of a voluntary petition under Chapter 11 of the United States Bankruptcy Code, significant ongoing demands on its personnel preclude filing of Form 10-K within the period, pursuant to Rule 12b-25(b), following the prescribed due date without unreasonable effort and expense. The Form 10-K will be filed as soon as practicable under the circumstances.

PART IV-OTHER INFORMATION

N/A

                           AMERISERVE FOOD DISTRIBUTION, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 10, 2000

By:      /s/ KEVIN J. ROGAN
         ------------------
         Kevin J. Rogan
         Senior Vice President, General Counsel and Secretary